Exhibit 10.25

ADOPTION AGREEMENT

THIS AGREEMENT is the adoption by **Parkway Properties, Inc.** (the "Employer") of the Executive Nonqualified Excess Plan ("Plan").

W I T N E S S E T H:

WHEREAS, the Employer desires to adopt the Plan as an unfunded, nonqualified deferred compensation plan; and

WHEREAS, the provisions of the Plan are intended to comply with the requirements of Section 409A of the Code and the regulations thereunder, and shall apply to amounts deferred after January 1, 2005, and to amounts deferred under the terms of any predecessor plan; and

NOW, THEREFORE, the Employer hereby adopts the Plan in accordance with the terms and conditions set forth in this Adoption Agreement:

ARTICLE I

Terms used in this Adoption Agreement shall have the same meaning as in the Plan, unless some other meaning is expressly herein set forth. The Employer hereby represents and warrants that the Plan has been adopted by the Employer upon proper authorization and the Employer hereby elects to adopt the Plan for the benefit of its Participants as referred to in the Plan. By the execution of this Adoption Agreement, the Employer hereby agrees to be bound by the terms of the Plan.

The Employer hereby makes the following designations or elections for the purpose of the Plan:

2.6   **Committee:** The duties of the Committee set forth in the Plan shall be satisfied by:

>   **XX**   (c)   Other (specify): **Compensation Committee**.

2.7   **Compensation:** The "Compensation" of a Participant shall mean all of a Participant's:

>   **XX**   (f)   Other: **Deferred Share Units and Dividend Equivalents (as defined in Appendix)**.

2.8   **Crediting Date:** The Deferred Compensation Account of a Participant shall be credited with the amount of any Participant Deferral to such account at the time designated below:

>   **XX**   (f)   Any business day on which Participant Deferrals are received by the Provider.

2.12   **Effective Date:**

>   **XX**   (b)   This is an amendment and restatement of a plan named **Parkway Properties, Inc. Deferred Compensation Plan** with an effective date of **December 15, 2002**. The Effective Date of this amended and restated Plan is **January 1, 2005**. This is amendment number **1**.

2.18   **Normal Retirement Age:** The Normal Retirement Age of a Participant shall be:

>   **XX**   (a)   Age **65**.

>   **XX**   (c)   Other: **Early Retirement: Attainment of age 55**.

2.22   Participating Employer(s):   As of the Effective Date, the following Participating Employer(s) are parties to the Plan:

Name of Employer	Address	Telephone No.	EIN
Parkway Properties, Inc.	**188 East Capitol Street Suite 1000** **Jackson, MS 39201**	**(601) 948-4091**	**72-1344324**

2.24   Plan: The name of the Plan as applied to the Employer is **Parkway Properties, Inc. Deferred Compensation Plan**.

2.25   Plan Administrator: The Plan Administrator shall be:

    XX   (c)   Other: **Compensation Committee**.

2.27   Plan Year: The Plan Year shall end each year on the last day of the month of **December**.

2.35   Trust:

    XX   (a)   The Employer **does desire** to establish a "rabbi" trust for the purpose of setting aside assets of the Employer contributed thereto for the payment of benefits under the Plan.

4.1   Participant Deferral Credits: Subject to the limitations in Section 4.1 of the Plan, a Participant may elect to have his Compensation (as selected in Section 2.7 of this Adoption Agreement) deferred within the annual limits below by the following percentage or amount as designated in writing to the Committee:

    XX   (d)   **Other: Deferred Share Units (See Appendix).**

4.2   Employer Credits: The Employer will make Employer Credits in the following manner:

    XX   (d)   Employer Credits not allowed.

5.3   Death of a Participant: If the Participant dies while in Service, the Employer shall pay a benefit to the Beneficiary in an amount equal to the vested balance in the Deferred Compensation Account of the Participant determined as of the date payments to the Beneficiary commence, plus:

    XX   (c)   No additional benefits.

5.4   In-Service Distributions: In-service accounts are permitted under the Plan:

    XX   (a)   Yes, with respect to:

        XX   Participant Deferral Credits only.

        In-service distributions may be made in the following manner:
        XX   Single lump sum payment.
        XX   Annual installment payments over no more than **5** years.

If applicable, amounts not vested at the specified time of distribution will be:
XX   Forfeited, unless the grant provides for a later possible vesting date.

5.5   **Education Distributions:** Education accounts are permitted under the Plan:

XX   (a)   Yes, with respect to:
    XX   Participant Deferral Credits only.

Education distributions may be made in the following manner:
    XX   Single lump sum payment.
    XX   Annual installment payments over **4** years.

If applicable, amounts not vested at the specified time of distribution will be:
    XX   Forfeited, unless the grant provides for a later possible vesting date.

5.6   **Change in Control:** May a participant elect to receive distributions under the Plan upon a Change in Control?

XX   (b)   Participants may not elect to have accounts distributed upon a Change in Control.

6.1   **Payment Options:** Any benefit payable under the Plan upon a Qualifying Distribution Event may be made to the Participant or his Beneficiary (as applicable) in any of the following payment forms, as selected by the Participant in the Participant Deferral Agreement:

Payment shall be made in cash except for Deferred Share Units, payment of which shall be made in shares of common stock, $0.001 par value of the Employer.

1.   <u>Separation from Service other than Retirement (Retirement is defined by the Employer)</u>

    XX   (a)   A lump sum in cash as soon as practicable following the date of the Qualifying Distribution Event.

2.   <u>Separation from Service due to Retirement</u>

    XX   (a)   A lump sum in cash as soon as practicable following the date of the Qualifying Distribution Event.

3.   <u>Death</u>

    XX   (a)   A lump sum in cash as soon as practicable following the date of the Qualifying Distribution Event.

4.   Disability

      XX   (c)   Other: **No payment on disability.**

5.   Change in Control

      XX   (d)   Not applicable.

6.2   De Minimis Amounts. Notwithstanding any payment election made by the Participant, the vested balance in the Deferred Compensation Account of the Participant will be distributed in a single lump sum payment if the payment accompanies the termination of the Participant's entire interest in the Plan and the amount of such payment does not exceed $ **10,000**.

7.   Vesting: See Appendix.

14.   Amendment and Termination of Plan: The provisions of the Appendix to this Adoption Agreement supersede any contrary or conflicting provisions of this Adoption Agreement or the Plan Document.

17.9   Construction: The provisions of the Plan and Trust (if any) shall be construed and enforced according to the laws of the State of **Maryland**, except to the extent that such laws are superseded by ERISA and the applicable provisions of the Code.

      IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above stated.

      Parkway Properties, Inc.
      Name of Employer

      By: _____
         Authorized Person
      Date:_____

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